VIA EDGAR

March 11, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Babula
Mark Wojciechowski

Re:	Unitil Corporation

Form 10-K for the Fiscal Year ended December 31, 2024

Filed February 10, 2025

File No. 001-08858

Ladies and Gentlemen:

Reference is made to the letter dated February 27, 2025 (the “Comment Letter”) from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 10-K for the year ended December 31, 2024 of Unitil Corporation (“Unitil”), which was filed with the Commission on February 10, 2025.

On March 11, 2025, Robert Babula and Thomas Redekopp spoke by telephone. On behalf of Unitil, Mr. Redekopp requested an extension until March 26, 2025 for Unitil to respond to the Comment Letter. Mr. Babula agreed to the extension and requested that Unitil send this letter to the Commission to memorialize the extension.

If you have any questions or require further information or clarification, please direct them to Daniel Hurstak, Senior Vice President, Chief Financial Officer and Treasurer of Unitil, at (603) 772-0775.

Very truly yours,

/s/ Daniel J. Hurstak
Daniel J. Hurstak
Senior Vice President, Chief Financial Officer and Treasurer

T 603.772.0775	6 Liberty Lane West
www.unitil.com	Hampton, NH 03842